SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Nexus Telocation Systems Changes Name to
“POINTER TELOCATION”. (Nasdaq Capital Markets: PNTR)

Concludes First Stage of Strategic Repositioning:

Focus on Providing Value Added Services to the Insurance Industries.

Givatayim, Israel, February 19th, 2006. Nexus Telocation Systems Ltd. (Nasdaq Capital Markets: NXUS), a leading provider of stolen vehicle retrieval (SVR) services in Israel, Argentina and Mexico, and a leading provider of road side assistance and towing services in Israel, is to be renamed POINTER TELOCATION LTD.

Pointer Telocation’s shares are listed on Nasdaq Capital Market and will start trading under the new symbol PNTR as of the opening of the market on Tuesday February 21st, 2006.

The Company has also concluded the first stage of its strategic repositioning, namely the refocusing of its business from technology development to the provision of critical services typically provided by insurance companies to their customers, but which are not part of their core business. The Company invested more than $40 million in order to successfully achieve the repositioning.

Currently, Pointer Telocation provides to insurance companies customer policyholders a broad range of services including mainly road-side assistance, vehicle towing, stolen vehicle retrieval and other value added services, through its subsidiaries. In Israel, the local subsidiary Shagrir Vehicle Systems, which provides services under two brand names: “Shagrir” and “Pointer”, is the largest player in the field of towing services and road side assistance and the second largest operator in the SVR market.

Yossi Ben Shalom, Chairman of the Board of Pointer Telocation, said: “Pointer Telocation is today a different company from what it was prior to 2004. In 2003 revenues were less then $2 million per quarter compared to approximately $10 million in quarterly revenues since Q2 2005. Prior to 2004, Pointer Telocation was mainly selling equipment, whereas now it is providing a wide range of services to hundreds of thousands of subscribers. We have successfully concluded purchasing and investing in new activities, having successfully managed a strategic turnaround and operational re-organization”

“We are focused on leveraging our business platform – an operational infrastructure for providing a wide range of services – in order to increase the suite of services we are offering to our customers, mainly insurance companies, in each of the territories in which we operate, as well as looking to penetrate new markets. The Company plans to dual list its shares on the Tel Aviv Stock Exchange by the end of the year.”

The new website address is www.pointer.com. The Nexus website will remain active for the time being, but will not be updated. For current information, shareholders and interested parties are invited to visit www.pointer.com.

Contact:

Ronen Stein, V.P. and Chief Financial Officer	Yael Nevat, Commitment-IR.com
Tel.; 972-3-572 3111	Tel: 972-3-611 4466
E-mail: ronens@pointer.com	E-mail: yael@commitment-IR.com

1

About Pointer Telocation:
Pointer Telocation Ltd (www.poiter.com) provides range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:

Ronen Stein, V.P. and Chief Financial Officer	Yael Nevat, Commitment-IR.com
Tel.; 972-3-572 3111	Tel: 972-3-611 4466
E-mail: ronens@pointer.com	E-mail: yael@commitment-IR.com

2

About Nexus:

Nexus Telocation Systems Ltd provides range of services to automobile owners and insurance companies, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Nexus provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Nexus’ technology and operational know-how.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
E-mail: ronens@nexus.co.il

Yael Nevat, Commitment-IR.com
Tel: 972-3-611 4466
E-mail: yael@commitment-IR.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: February 21, 2006